DC

02025482

NO ACT
P.E 1-7-02
1-05231

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2002

Gloria Santona
Senior Vice President, General Counsel
and Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, Illinois 60523

Act 1934
Section
Rule 14A-8
Public Availability 3/13/2002

Re: McDonald's Corporation
Incoming letter dated January 7, 2002

Dear Ms. Santona:

This is in response to your letter dated January 7, 2002 concerning the shareholder proposal submitted to McDonald's by Michael R. Levin. We also have received letters from the proponent dated January 10, 2002 and January 11, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

Gloria Santona
Senior Vice President
General Counsel
and Secretary

630/623-3373
Fax: 630/623-8005

VIA COURIER

January 7, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Michael R. Levin

Ladies and Gentlemen:

I am the Senior Vice President, General Counsel and Secretary of McDonald's Corporation and am providing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934. On behalf of the Company, I have enclosed six copies of this letter and a shareholder proposal submitted by Michael R. Levin (the "Proponent") for inclusion in the proxy soliciting materials for McDonald's Corporation Annual Shareholders' Meeting to be held on May 23, 2002.

The Proposal

The shareholder proposal submitted by Mr. Levin requests that the Company adopt and implement a comprehensive financial risk strategy.

<u>The Proposal is Excludable Under Rule 14a-8(b) Because the Proponent Failed to Establish His Eligibility to Submit the Proposal</u>

The Company proposes to omit the Proposal from its 2002 proxy materials under Rule 14a-8(b) because the Proponent failed to establish his eligibility to submit the proposal. On November 28, 2001, McDonald's received the Proposal from the Proponent. The Company's stock records did not reveal the Proponent to be a registered holder of its securities, and the Proponent did not provide proof of eligibility from the "record" holder to verify ownership. Accordingly, on December 3, 2001, McDonald's sent the Proponent a letter acknowledging receipt of the Proposal and requesting that, pursuant to Rule 14a-8(b) and within 14 calendar days of the Proponent's receipt of the letter, the Proponent furnish to the Company documentation establishing that he is the beneficial owner of McDonald's common stock and that he has been the beneficial owner of such securities for at least one year. A copy of the Company's letter to the Proponent is enclosed as Exhibit I.

The Proponent sent an e-mail to McDonald's in which he attached a trade confirmation from E*Trade showing his purchase of McDonald's stock on April 19, 2000. The trade confirmation did not fulfill the requirements of the SEC rule on eligibility, that is, verification that at the time the proposal was submitted, the shareholder continuously held the securities for at least one year. A copy of the Proponents e-mail and trade confirmation is enclosed as Exhibit II.

McDonald's sent the Proponent another letter explaining that the e-mail trade confirmation did not meet the requirements of SEC Rule 14a-8(b)(2) regarding proof of ownership. A copy of the Company's second letter to the Proponent is enclosed as Exhibit III.

The deadline for submitting such proof of ownership for the Proponent was December 19, 2001. The Proponent was aware of the approaching deadline as evidenced by his e-mail to the Company dated December 13, 2001 indicating that he was attempting to assemble the documents to show his continuous ownership of the McDonald's shares. A copy of his e-mail is attached as Exhibit IV. On December 20, 2001, the Company received a letter from Wealth Management Securities Services indicating that the Proponent "has held his shares in

McDonald's...since May 17, 2001." A copy of the Wealth Management Services letter is enclosed as Exhibit V. The letter from Wealth Management Securities Service did not satisfy the one-year ownership requirement. In addition, the letter arrived a day after the deadline, and failed to state the number of shares owned.

Under similar circumstances, the Staff has determined that it would not recommend enforcement action against companies for the omission of shareholder proposals when proponents fail to establish their eligibility to submit the proposals. See Tyco International, Ltd. (available November 22, 2000); and AT&T Corp. (available December 11, 2000).

Rule 14a-8(b) (Question 2) requires a proponent, at the time of submission of a proposal, to meet certain eligibility requirements, including a requirement that the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities for at least one year by the date of submission of the proposal. The proponent also must continue to hold those securities through the date of the shareholder meeting. Rule 14a-8(b) further requires that a proponent prove his eligibility to the company by submitting to the company either (i) a written statement from the "record" holder of the proponent's securities verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year and intends to continue to hold the securities through the date of the shareholders meeting; or (ii) a copy of the Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments thereto, reflecting the proponent's ownership along with the proponent's statement that he or she intends to continue to hold the securities through the date of the shareholders meeting.

The Proponent has failed to establish his eligibility to submit a proposal. The proof of eligibility submitted to the Company failed to show that the Proponent continuously held the securities for at least one year, it failed to state the number of shares owned, and it was not submitted within the time limits established by the Commission.

The Proposal is Excludable Under Rule 14a-8(i)(7) Because it Deals with the Company's Ordinary Business Operations

The Company proposes to omit the Proposal from its 2002 proxy materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations. The

Proponent is recommending that the Board of Directors adopt a comprehensive risk strategy and implement it at a minimum in the areas of cash management, debt levels, investments and other areas under the jurisdiction of the Company's financial and treasury management. Clearly, the day-to-day management and development of financial strategy is the responsibility of management, not the shareholders. The Commission has said that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See SEC Release No. 34-40018 (May 21, 1998). Such is the case here. The management of a company's cash and cash flow, the levels of debt, and the investments a company makes are all representative of fundamental management responsibility. The Commission has stated that the general underlying policy of the ordinary business exclusion is "consistent with the policy of most state corporate laws; to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See SEC Release No. 34-40018 (May 21, 1998).

Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirms that it will not recommend any enforcement action if the Proposal is excluded.

By copy of this letter, McDonald's Corporation is notifying the Proponent of its intention to omit the proposal from the proxy statement and form of proxy. The Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the Staff. We respectfully request that the Division of Corporation Finance not recommend any enforcement action to be taken if the proposal is excluded on the basis of the reasons set forth above.

The printing of the 2002 Proxy Statement is expected to begin on March 28, 2002. The Company tentatively plans to file definitive copies of the Proxy Statement with the Commission on or about April 5, 2002.

Please call Carol Vix at 630-623-3107 if you have any questions regarding this matter or as soon as a response is available. We would appreciate if you would fax your response to Carol Vix at 630-623-3512. Please acknowledge receipt of this filing by date stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed stamped envelope.

Very truly yours,

Gloria Santona
Senior Vice President,
General Counsel and
Secretary

Enclosures

cc: Mr. Michael R. Levin
(with enclosures)

MICHAEL R. LEVIN
1865 KIEST AVENUE
NORTHBROOK, ILLINOIS 60062
(708) 291-3431

RECEIVED
NOV 28 2001
LEGAL DEPARTMENT

November 9, 2001

VIA FACSIMILE to +1.630.623.8005 and post

Ms. Gloria Santona
Corporate Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

Re: Shareholder Proposal

Dear Ms. Santona,

We have beneficially owned shares of McDonald's Corporation ("McDonald's") valued at more than $2,000 for more than one year, and we expect to continue ownership through the date of McDonald's next annual meeting. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 we are hereby submitting the following shareholder proposal and supporting statement for inclusion in McDonald's proxy statement for the next annual meeting of stockholders or any earlier meeting.

Whereas: McDonald's Corporation lacks a comprehensive, consistent approach to risk taking and risk management.

- In some areas, McDonald's takes risks aggressively, including international expansion, the Made For You initiative, and acquisition of other QSR concepts.
- In other areas, risk management approaches, practices and programs reflect a harmful risk aversion that negates its otherwise aggressive risk taking.

Taken together, these risk management approaches, practices and programs appear to cost McDonald's approximately $200 million in annual cash flow, or approximately $0.10 per common equity share, without having a material impact on the variability of aggregate financial results. These risk management programs represent overly conservative risk avoidance that is inconsistent with investor expectations for McDonald's riskiness within investor portfolios.

Resolved: Shareholders request the Board of Directors adopt and implement a comprehensive risk strategy that is both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investment in McDonald's, with necessary steps to implement this strategy to include but not be limited to:

- reduce substantially McDonald's levels of cash and other sources of working capital
- issue only floating rate debt, and converting existing fixed-rate debt to floating-rate
- eliminate stand-by debt facilities
- eliminate the purchase of all hedging instruments, including all forms of insurance, currency derivatives, and interest rate derivatives
- end the sale of put options on McDonald's common shares.

Supporting statement

By adopting a comprehensive risk strategy, and by implementing it in at least in the identified areas, McDonald's will increase annual cash flow by approximately $200 million, or approximately $0.10 per common equity share, without a material increase in the variability of McDonald's aggregate financial results and corresponding increase in economic capital. This figure is based on analyses of publicly available information from McDonald's and comparable firms, and could in fact increase as McDonald's implements a comprehensive risk strategy in other areas, such as agricultural commodity price hedging or product quality.

McDonald's risk management programs reflect considerable risk aversion, based in part on McDonald's executives' inaccurate, incomplete, and isolated views of many of the risks in the QSR business. Both established theory and available evidence suggests that McDonald's executives over-react to individual sources of variability, and design and implement risk management programs that respond as absolutely and completely as possible to what they perceive as material risks. McDonald's investors view a firm differently, as a logical collection of risks that generate an aggregate performance, and care much less than executives do about individual sources of risk. Furthermore, investors typically have a higher tolerance for variability than executives, with executives thinking that many more events are material than investors think are material.

A vote FOR this proposal is a vote to align executive risk taking with shareholder risk appetite.

***

Please feel free to contact me at 847.291.3431 with any questions.

Very truly yours,

Michael R. Levin

McDonald's

Carol A. Vix
Counsel

630/623-3107
Fax: 630/623-3512
E-mail: carol.vix@mcd.com

Certified Mail
Return Receipt Requested

December 3, 2001

Mr. Michael R. Levin
1863 Kiest Avenue
Northbrook, Illinois 60062

Re: Shareholder Proposal

Dear Mr. Levin:

On November 28, 2001, we received your letter dated November 9 in which you request that McDonald's Corporation include your shareholder proposal in the Company's proxy statement for the next Annual Meeting of Shareholders. In accordance with SEC Rule 14a-8(b)(2), you are required to prove your eligibility to submit a proposal to the Company in one of two ways. You may submit a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

Alternatively, if you were required to file certain Section 13 Schedules with the SEC such as Schedule 13D or 13G, or if you filed reports of beneficial ownership with the SEC on Forms 3, 4 or 5, you may demonstrate your eligibility by submitting copies of those schedules or forms to the Company. Also, with the copies of schedules or forms, you must include a written statement that you continuously held the required number of shares for the one-year period as of the date of the statement and that you intend to continue ownership of the shares through the date of the meeting of stockholders.

Accordingly, we request that you submit such proof of your eligibility to the Company within 14 calendar days.

Sincerely,

Carol Vix

Doc. #149472

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7099 3400 0018 2392 3989

Postage	$ .45
Certified Fee	2.10
Return Receipt Fee (Endorsement Required)	1.50
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.05

Postmark Here

Recipient's Name (Please Print Clearly) (to be completed by mailer)
Mr. Michael R. Levin
Street, Apt. No.; 1863 Kiest Avenue
City, State, ZIP+4 Northbrook, IL 60062

PS Form 3800, February 2000 — See Reverse for Instructions

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)*
B. Date of Delivery 12-5-01
C. Signature X [signature] ☐ Agent ☐ Addressee
D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7099 3400 0018 2392 3989

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

"**Michael R. Levin**"
<l1863@yahoo.com>

12/05/2001 06:22 PM
Please respond to
l1863

To: "Carol Vix" <carol.vix@mcd.com>
cc:
Subject: shareholder proposal

I received your letter dated December 3, 2001 concerning eligibility to submit a proposal. Attached is an electronic trade confirmation from E*Trade, the service I use to purchase securities, that shows I established my position in MCD on 25 April 2000. Per your letter, I believe this establishes eligibility pursuant to SEC regulations.

Michael R. Levin
L1863@yahoo.com

- fanmedia.htm

[x] E*TRADE

Official Trade Confirmations

For the account of:
MICHAEL R LEVIN
IRA R/O ETRADE CUSTODIAN
1863 KIEST AVE
NORTHBROOK IL 60062

Account Number	Account Type	Transaction Type
1140-6210	Cash	06 - Over The Counter

Trade Date	Settlement Date	Symbol	CUSIP	Buy/Sell	Net Amount
04-19-2000	04-25-2000	MCD	580135-10-1	Buy	91,189.95000

Item No.	Quantity	Price	Amount	Interest / Sales Tax	Sec Fee / Broker Assisted / Market Center	Commission / Charge
1	2,800.00000	32.56250	91,175.00000	.00000		14.95000

Description

MCDONALDS CORP

UNSOLICITED

Exhibit III

McDonald's

Carol A. Vix
Counsel

630/623-3107
Fax: 630/623-3512
E-mail: carol.vix@mcd.com

Certified Mail
Return Receipt Requested

December 7, 2001

Mr. Michael R. Levin
1863 Kiest Avenue
Northbrook, Illinois 60062

Re: Shareholder Proposal

Dear Mr. Levin:

We received an e-mail from in which you attached a trade confirmation for 2,800 shares of McDonald's Corporation common stock. This trade confirmation does not meet the requirements of SEC Rule 14a-8(b)(2) regarding proof of ownership. The Rule provides in part that you may submit a written statement from the record holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

Accordingly, we request that you submit such proof of your eligibility to the Company within 14 calendar days from the date you received our earlier letter of December 3 in which we requested proof of eligibility.

Sincerely,

Carol Vix

.Doc. #150066

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7099 3400 0018 2392 3965

Legal 332 C. Vix

Postage	$ 57
Certified Fee	$2.16
Return Receipt Fee (Endorsement Required)	$1.50
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.17

Postmark Here: OAK BROOK MPO, DEC 7 2001, HINSDALE IL

Recipient's Name *(Please Print Clearly) (to be completed by mailer)*
Mr. Michael R. Levin
Street, Apt. No.; 1863 Kiest Avenue
City, State, ZIP+4 Northbrook, IL 60062

PS Form 3800, February 2000 See Reverse for Instructions

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* B. Date of Delivery 12-10-01

C. Signature
X [signature] ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7099 3400 0018 2392 3965

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

"Michael R. Levin"
<l1863@yahoo.com>

12/13/2001 04:04 PM
Please respond to
l1863

To: "Carol Vix" <carol.vix@mcd.com>
cc:
Subject: RE: shareholder proposal

Ms. Vix - I received your letter asking for further documentation of my holdings. I am in the process of assembling the documentation that will show continuous ownership of my shares. I transferred my holdings from one custodian to another in the middle of the period, and I am in the process of coordinating the correspondence between the two parties. I am working expeditiously to compile the proper documentation and will send you that documentation as soon as it is ready. However, because of the need to coordinate between brokers in New York and Chicago and myself in Singapore it may take a few days.

MRL

-----Original Message-----
From: Michael R. Levin [mailto:l1863@yahoo.com]
Sent: Thursday, December 06, 2001 8:23 AM
To: Carol Vix
Subject: shareholder proposal

I received your letter dated December 3, 2001 concerning eligibility to submit a proposal. Attached is an electronic trade confirmation from E*Trade, the service I use to purchase securities, that shows I established my position in MCD on 25 April 2000. Per your letter, I believe this establishes eligibility pursuant to SEC regulations.

Michael R. Levin
L1863@yahoo.com

Wealth Management Securities Services

A Division of ABN AMRO Financial Services, Inc.
Member NASD/SIPC

135 South LaSalle Street, Suite 1755
Chicago, Illinois 60603
(800) 432-2681
FAX: (312) 904-8237

Wealth Management Group

Exhibit V

December 17, 2001

RECEIVED
DEC 20 2001
LEGAL DEPT.

McDonald's Corporation
Ms. Carol A. Vix- Counsel
McDonalds Plaza
Oak Brook, IL 60523-1900

RE: McDonald's Stock

Dear Ms. Vix:

I am writing this letter on behalf of our client Michael R. Levin. Michael has held his shares in McDonald's (MCD) since May 17, 2001 when he became a customer of ours and transferred these securities in "kind" from an outside brokerage firm.

Michael has not transacted any activity in this security since establishing his relationship with our firm. If I can be of further assistance, please call me at 312/904-2456.

Sincerely,

Exhibit V
Page Two

Wealth Management Securities Services
A Division of ABN AMRO Financial Services, Inc.

135 South LaSalle Street, Suite 1755
Chicago, Illinois 60603

alth Management Group

RETURN SERVICE REQUESTED

CHICAGO IL
DEC 17 '01
PB METER 7109959
0 34
U.S. POSTAGE

McDonald's Corporation
Ms. Carol A. Vix- Counsel
McDonalds Plaza
Oak Brook, IL 60523-1900

60523=1900

CFLETTERS

From: Michael R. Levin [l1863@yahoo.com]

Sent: Thursday, January 10, 2002 2:30 AM

To: cfletters@sec.gov; Carol Vix

Subject: McDonald's Corporation - shareholder proposal

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to McDonald's Corporation: carol.vix@mcd.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated January 7, 2002 from Gloria Santona of McDonald's Corporation to the Office of the Chief Counsel. I wish to respond to a portion of that letter.

The letter asserts that the proposal is excludable under Rule 14a-8(b) because of my failure to establish eligibility, wherein I have owned and will continue to own at least $2,000 worth of shares for one year prior to November 28, 2001 (the date I submitted my shareholder proposal). I transferred custody of my shares during that period, and need to produce documentation from two different brokers.

I have now submitted documentation to McDonald's Corporation from each broker that shows such ownership. For this reason I believe that I have provided appropriate documentation to show continuous ownership, and that eligibility will not be a basis for excluding the proposal.

I plan to respond separately to the other basis for excluding the proposal indicated in the letter of January 7.

Thanks for your consideration.

MRL

Michael R. Levin
L1863@yahoo.com

CFLETTERS

From: Michael R. Levin [l1863@yahoo.com]

Sent: Friday, January 11, 2002 5:18 AM

To: cfletters@sec.gov; Carol Vix

Subject: McDonald's Corporation - shareholder proposal

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to McDonald's Corporation: carol.vix@mcd.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated January 7, 2002 from Gloria Santona of McDonald's Corporation to the Office of the Chief Counsel (the "Letter"). Based on the proposal submitted and the Letter, it does not appear that McDonald's has provided sufficient reason to omit the shareholder proposal. Below I set forth my response to the Letter.

McDonald's seeks to omit the proposal "because the Proposal deals with a matter relating to the Company's ordinary business operations." Furthermore, the Letter asserts that "the day-to-day management and development of financial strategy is the responsibility of management, not shareholders" and that such strategy includes "cash and cash flow, levels of debt, and the investments a company makes." However, properly construed, the proposal does not address "day-to-day management" questions, but rather raises issues that in fact constitute a proper and appropriate matter for discussion among shareholders, the Board of Directors, and management.

First, McDonald's appears to have construed the proposal too narrowly. The proposal clearly requests that the Board of Directors "adopt and implement a comprehensive risk strategy" and identifies some steps to implement such a strategy. The letter incorrectly narrows the request, to "a comprehensive *financial* risk strategy" and "day-to-day management and development of *financial* strategy" (emphasis added). The proposal clearly suggests that a risk strategy will likely address non-financial areas, such as "agricultural commodity price hedging or product quality". Also, the proposal narrows the scope only to indicate areas of implementation, in that these areas would "include but not be limited to" several financial areas. The reason it so narrows the scope is that these areas represent ones about which investors can obtain information from McDonald's, and hence that provide the basis for the estimated impact of implementation which is contained in the Supporting Statement. A broad discussion of strategy for taking risk, rather than a narrow prescription of financial tactics, falls well within the scope of issues that shareholders should review and discuss with management, and outside the scope of "ordinary business operations".

Second, to the extent that the proposal does address "day-to-day management and development of financial strategy" and specifically "cash and cash flow, levels of debt, and the investments a company makes", it does not prescribe specific management tactics, but rather indicates that certain outcomes will result from implementation of a risk strategy. Nowhere does the proposal recommend specific tactics about how to manage cash or cash flow or debt, such as recommending types of cash management or debt transactions or products, or counterparties with whom McDonald's should contract. Rather, the proposal indicates that implementing the risk strategy will serve to reduce cash and working capital and change the structure of the company's debt, all of which have been subjects of numerous shareholder proposals at many companies in past years. Also, contrary to what the Letter indicates, the proposal does not address in any way the types of investments that McDonald's should make. Yet to the extent that a risk strategy will in fact affect the types of investments that McDonald's should make, the types of investments that McDonald's (or any company) makes, such as whether a company acquires or divests a given business, are a logical subject of shareholder proposals and have been the subject of numerous shareholder proposals in many companies in past years.

Third, how a company takes and manages risk can and should become a fundamental component of a company's direction and strategy. In the same way that shareholders and management discuss and agree on goals and plans for a corporation's returns or profits, it makes sense that they should discuss and agree on goals and plans for the risk taking and management that underlies the activities that lead to returns or profits. The proposal merely recommends that the Board of Directors engage in such discussions, in that they "adopt and implement a comprehensive risk strategy" along with several steps to implement the strategy. The Staff has, on at least one other occasion, refused to concur with a request for no-action in a similar case, in which a shareholder proposed that a company provide appropriate disclosure of certain risks in its business, so that investors could evaluate for themselves and discuss with management the risks involved in the business (see Merrill, Lynch & Co., December 29, 1994)

Fourth, the proposal addresses a fundamental and material difference between the interests of shareholders and management, specifically in their different views of how much risk the firm should take. In the Supporting Statement, the proposal sets forth the reasoning underlying the estimated $0.10 per share impact of adopting and implementing the comprehensive risk strategy, namely excessive managerial risk aversion relative to shareholders' appetite for risk. In many other similar instances involving differences between the interests of shareholders and management, such as related to poison pills and executive compensation, companies have not been allowed to omit proposals from shareholders.

Separately I have provided documentation evidencing my ownership of McDonald's Corporation shares in accordance with the requirements of SEC Rule 14a-8(b)(2).

For these reasons we believe that McDonald's Corporation may not exclude the proposal from the 2002 Proxy Statement and respectfully request that the Staff recommend enforcement action should McDonald's Corporation so exclude the proposal. In the event that the Staff does not concur with my position or desires additional information in support of this position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please feel free to contact me via reply to this email or at +65.463.1242.

Thanks for your consideration.

MRL

Michael R. Levin
L1863@yahoo.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McDonald's Corporation
Incoming letter dated January 7, 2002

The proposal relates to risk strategy.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(b). We note that the proponent appears to have failed to supply, within 14 days of receipt of McDonald's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which McDonald's relies.

Sincerely,

Jonathan Ingram
Special Counsel